SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON ships next generation QXP 8300 ALD deposition tool to major Korean customer

Aachen/Germany, June 15, 2010 - AIXTRON AG (FSE: AIX; NASDAQ: AIXG) today announced shipment of its next generation QXP 8300 ALD product to a leading Korean DRAM manufacturer. The tool will be fully operational at the customer site by the end of Q2 2010.

'The QXP 8300 will be used to support our advanced technology production ramp' says Dr. Sasangan Ramanathan, AIXTRON Inc. CTO. 'Particularly gratifying to us is that this customer is well known for leadership founded on pushing both technology and production limits - the fact that our tool has been selected over the competition is testament to the value proposition being delivered on both fronts by the QXP 8300.'

The QXP 8300 synergistically combines the expertise of both unique precursor delivery technology and showerhead technologies patented and pioneered by AIXTRON and implemented by the large and expanding global customer base.

Dr. Bernd Schulte, AIXTRON COO comments 'I am pleased to announce another major milestone for our QXP 8300 and the globally widening proliferation of AIXTRON ALD technology.' With strong and growing global interest in the AIXTRON QXP 8300 and its patent protected precursor delivery technology Dr. Schulte adds that 'as the industry regains its momentum in 2010 customers are clearly founding their growth on cutting edge innovation in a production proven and economically winning package. Nowhere is this probably more critical than in deposition of next generation high k and metal films and AIXTRON is proud to be a solution provider for these challenges.'

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:

Investor Relations and Corporate Communications

AIXTRON AG
Kaiserstr. 98, 52134
Herzogenrath, Germany
Phone: +49 241 8909 444
Fax: +49 241 8909 445
invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	June 15, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO